Exhibit (e)(9)

EXECUTION VERSION

CONSULTING AGREEMENT

CONSULTING AGREEMENT (this “Agreement”) by and between Annaly Capital Management, Inc. (the “Company”) and Benjamin M. Hough (the “Consultant”) dated as of April 10, 2016.

1. Effectiveness. The effectiveness of this Agreement is contingent upon the occurrence of the closing (the “Closing”) of the transactions contemplated by the Agreement and Plan of Merger by and among the Company, Ridgeback Merger Sub Corporation, and Hatteras Financial Corp. (“Hatteras”) dated as of April 10, 2016 (the “Merger Agreement”). If the Merger Agreement is terminated for any reason without the occurrence of the Closing, this Agreement shall be null and void and of no further force or effect.

2. Consulting Period. The Consultant shall render the Consulting Services (as defined below) to the Company, on the terms and conditions set forth in this Agreement, during the period beginning on the date on which the Closing occurs (the “Closing Date”) and through the end of the thirtieth (30th) month thereafter (the “Consulting Period”); provided, that the Consulting Period, and this Agreement, shall terminate upon the occurrence, prior to the end of the thirtieth (30th) month after the Closing Date, of (a) the death of the Consultant, (b) the Company’s termination of this Agreement for Cause (as defined below) or due to the Consultant’s Disability (as defined below), or (c) the Consultant’s termination of this Agreement for any reason upon thirty (30) days’ prior written notice to the Company. For purposes of this Agreement, (i) “Cause” shall mean (A) the Consultant’s willful and continued failure to substantially perform the Consulting Services after a written demand for substantial performance is delivered to the Consultant by the Company and Consultant has not remedied such failure within thirty business days following such written notice, (B) the Consultant’s engagement in dishonesty, illegal conduct, or willful gross misconduct which is, in each case, materially injurious to the Company or its affiliates; or (C) the Consultant’s commission of fraud, misappropriation or embezzlement in connection with the assets of the Company and its Subsidiaries; and (ii) “Disability” shall mean the inability of the Consultant to materially perform the Consulting Services hereunder, despite reasonable accommodation, for ninety (90) or more consecutive days as a result of incapacity due to mental or physical illness; provided, that the Company has received a written opinion from a physician reasonably acceptable to the Consultant and the Company that such condition prevents the Consultant from resuming performance of his duties and is likely to continue for an indefinite period.

3. Consulting Services. During the Consulting Period, the Consultant shall render such consulting services as may be reasonably requested from time to time by the Company with respect to matters within the scope of the Consultant’s knowledge and expertise and which are substantially similar to the services performed by the Consultant for Hatteras prior to the Closing Date (the “Consulting Services”), at such times as may be reasonably requested by the Company. During the Consulting Period, the Consultant will be available for the purpose of rendering (and to the extent requested shall provide), for at least twenty (20) hours per week, the Consulting Services pursuant to this Agreement (provided that the Consultant’s availability shall be subject to reasonable vacation days). The Consultant and the Company expect that the Consulting Services will require an average of twenty (20) hours per week during the Consulting

Period. In consideration of the foregoing, the Company shall, during the Consulting Period, pay the Consultant a consulting fee at a rate of $234,000 per month (the “Monthly Fee”), prorated for partial months during the Consulting Period, with each Monthly Fee paid on the first business day of the applicable month (or portion thereof).

4. Business Expenses. The Company shall reimburse the Consultant for all reasonable expenses he incurs in connection with the performance of Consulting Services pursuant to this Agreement, including expenses for travel and similar items, upon presentation by the Consultant from time to time of an itemized account of such expenditures.

5. Restrictive Covenants. During the Consulting Period and following the termination of the Consulting Period for any reason, the Consultant shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any Confidential Information (as defined below) to anyone other than the Company and those designated by it, or use any Confidential Information for the benefit of the Consultant or anyone other than the Company and those designated by it. For purposes of this Agreement, “Confidential Information” means any non-public information, knowledge or data relating to the Company or any of its subsidiaries, and their respective businesses, which is obtained by the Consultant during the Consultant’s service to the Company or any of its subsidiaries. During the Consulting Period, the Consultant shall not directly or indirectly, own, manage, operate, control, consult with, be employed by, participate in the ownership, management, operation or control of, or otherwise render services to or engage in, a Competing Business (as defined below); provided, that it shall not constitute a violation of this Section 5 for the Consultant to (a) hold, as a passive owner, less than 2% of any class of securities, without any other action by or on behalf of the Consultant, of any corporation or business entity, or (b) provide any services, either directly, or indirectly through Atlantic Capital Advisors LLC (“ACA”), to ACM Financial Trust so long as such services do not include services to a publicly-traded mortgage real estate investment trust. For purposes of this Agreement, “Competing Business” shall mean a publicly-traded mortgage real estate investment trust. The Company acknowledges that the Consultant has an ownership interest in, is employed by, and has management responsibility for ACA and ACM Financial Trust and that nothing in this Agreement shall limit or otherwise restrict the Consultant from having such ownership and providing such services so long as such services do not include services to a publicly-traded mortgage real estate investment trust.

6. Indemnification. The Company, to the fullest extent permitted by applicable law, shall exculpate, indemnify, defend and hold harmless the Consultant from and against any and all losses, claims, damages, liabilities, costs, expenses, judgments, fines, penalties and amounts paid in settlement (including, without limitation, all interest, assessments and other charges paid or payable in connection with or in respect of any thereof and reasonable attorneys’ fees) resulting from, arising under or related to the Consulting Services; provided, that the Consultant’s right to indemnification from the Company shall not apply to acts or omissions determined by a court of competent jurisdiction to have been attributable to the Consultant’s gross negligence, bad faith or willful misconduct. Indemnification pursuant to this provision shall be in addition to any other right of the Consultant to indemnification by the Company. Nothing in this Section 6 shall be construed to require the Company or any of its subsidiaries or affiliates to compensate Consultant for excise taxes payable pursuant to Section 4999 of the Internal Revenue Code (the “Code”).

7. Miscellaneous.

(a) Treatment of Restricted Stock. Notwithstanding the terms of the applicable restricted stock award agreements between the Consultant and Hatteras, the Consultant hereby agrees to the conversion of each of Consultant’s Hatteras restricted stock awards outstanding as of the Closing into an equivalent Company restricted stock award as contemplated by the Merger Agreement and specifically consents and agrees that each such converted Company restricted stock award will vest in accordance with the vesting schedule applicable to the corresponding Hatteras restricted stock award (ignoring any accelerated vesting as a result of the occurrence of the Merger (as defined in the Merger Agreement)), subject to the Consultant continuing to provide the Consulting Services through the applicable vesting date; provided, that, (i) any portion of a converted Company restricted stock award scheduled to vest following the end of the thirty-month Consulting Period will vest proportionately on the scheduled vesting dates that occur during the thirty-month Consulting Period, and (ii) upon the earlier termination of the Consulting Period and this Agreement due to the Consultant’s death or Disability pursuant to Section 2(a) of this Agreement, any then remaining unvested converted Company restricted stock awards held by the Consultant will vest in full.

(b) Recoupment and Repayment. The Company and the Consultant hereby agree, and acknowledge that they understand, that no portion of any Monthly Fee will constitute an “excess parachute payment” within the meaning of Sections 280G and 4999 of the Code, and all such payments thereof shall be reported and otherwise treated for all purposes by the parties consistent with such agreement and understanding. If, notwithstanding such agreement and understanding of the parties, it is ultimately established pursuant to a final determination of a court or an Internal Revenue Service proceeding which has been finally and conclusively resolved (in any such case, a “Final Determination”) that some portion of the Monthly Fee paid pursuant to Section 3 hereof constitutes an excess parachute payment, then the Consultant shall be obligated to pay back to the Company, within thirty (30) days of such Final Determination, a portion of such payments equal to the Repayment Amount. The “Repayment Amount” shall be the smallest such amount, if any, as shall be required to be paid to the Company so that the Consultant’s net after-tax proceeds (after taking into account the payment of the excise tax imposed pursuant to Section 4999 of the Code (the “Excise Tax”) and all other taxes imposed on the Monthly Fee) shall be maximized. If the Excise Tax is not eliminated pursuant to this Section 7(b), the Consultant shall pay the Excise Tax. Consultant agrees that in no event will the Company or any of its subsidiaries (including Hatteras and its subsidiaries) or affiliates have any obligation to compensate Consultant or ACA for any excise taxes payable pursuant to Section 4999 of the Code and Consultant represents that none of Hatteras or any of its subsidiaries or affiliates has any obligation to compensate Consultant or ACA for excise taxes payable pursuant to Section 4999 of the Code.

(c) Construction; Amendments; Survival. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified except by a written agreement executed by the parties hereto or their respective successors and legal representatives. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. The provisions of Sections 5 and 6 of this Agreement shall survive the termination of the Consulting Period and this Agreement.

(d) Acknowledgments. The Consultant acknowledges and agrees that (i) his services hereunder are to be rendered as an independent contractor and Consultant shall not be considered an employee of the Company or any of its affiliates for tax purposes or for any other purposes whatsoever, (ii) he is solely responsible for the payment of all Federal, state, local and foreign taxes that are required by applicable laws or regulations to be paid with respect to all payments provided pursuant to this Agreement, and (iii) no amount payable under this Agreement shall be counted for purposes of calculating or accruing any benefit or service for purposes of any pension, retirement, health, welfare, or other benefit plan or program. Consultant specifically understands and agrees that Consultant will not be entitled to, nor be eligible to participate in, any benefits or privileges offered or given by the Company or any of its affiliates to their respective employees as a result of the relationship established by this Agreement. Consultant agrees that during the term of this Agreement Consultant will not be an agent of the Company or any of its affiliates, and that Consultant will have no authority, implied or actual, to act on behalf of the Company or any of its affiliates or to enter into any agreement that would bind the Company or any of its affiliates.

(e) Successors. This Agreement is personal to the Consultant and, without the prior written consent of the Company, shall not be assignable by the Consultant otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Consultant’s legal representatives. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

(f) Severability. In the event that a court of competent jurisdiction determines that any portion of this Agreement is in violation of any law or public policy, only the portions of this Agreement that violate such law or public policy shall be stricken. All portions of this Agreement that do not violate any statute or public policy shall continue in full force and effect. Further, any court order striking any portion of this Agreement shall modify the stricken terms as narrowly as possible to give as much effect as possible to the intentions of the parties under this Agreement.

(g) Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which taken together will constitute one and the same agreement.

(h) Section 409A. All amounts payable under this Agreement are intended to comply with, or be exempt from, Section 409A of the Internal Revenue Code (“Section 409A”), and this Agreement shall be interpreted and performed in a manner consistent with such intent. Each installment payment of compensation under this Agreement shall be treated as a separate payment of compensation for purposes of applying Section 409A.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the day and year first above written.

/s/ Benjamin M. Hough
Benjamin M. Hough

Annaly Capital Management, Inc.

By:	/s/ Kevin Keyes
Name:	Kevin Keyes
Title:	Chief Executive Officer,
President

[Signature Page to Consulting Agreement]